

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2023

Stephen LaMond, PharmD, MBA
Interim Chief Executive Officer
Peak Bio, Inc.
4900 Hopyard Road, Suite 100
Pleasanton, CA 94588

Re: Peak Bio, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed July 24, 2023
File No. 333-268801

Dear Stephen LaMond:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-1

General

1. We note that the Form S-1 declared effective on March 1, 2023 registered, among other things, the resale of up to 4 million shares of common stock following issuance to White Lion Capital, LLC ("White Lion") pursuant to a Common Stock Purchase Agreement dated November 3, 2022 ("Purchase Agreement"). You now seek to register via post-effective amendment the resale of an additional 2 million common shares that may be issued to White Lion under the Purchase Agreement as amended in March 2023. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation Q. 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew P. Gilbert, Esq.